Exhibit (a)(1)(b)

                            NANOMETRICS INCORPORATED

FROM:       Vincent J. Coates, Chairman of the Board

SUBJECT:    OFFER TO EXCHANGE OPTIONS

DATE:       November 12, 2002

         IMPORTANT NEWS - Please read immediately and take action before 5:00 p.m., Pacific Time, on Friday, December 13, 2002

     Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. We believe that these options do not provide adequate incentives to our employees because of their high exercise prices. In our continuing effort to motivate and reward valued employees for their important contributions to our success, we are announcing an offer to exchange certain stock options. This offer is designed to provide eligible employees the opportunity to potentially restore the value of their stock options in the near future. The offer is voluntary, and it begins today.

     The offer will provide all eligible employees holding stock options granted under our 1991 Stock Option Plan or our 2000 Employee Stock Option Plan with exercise prices equal to or greater than $10.00 per share the opportunity to exchange their outstanding stock options for options exercisable at the fair market value of our stock on the day that we grant the new options, which we expect to be June 17, 2003.

     We are making the offer upon the terms and conditions described in (1) the Offer to Exchange Certain Outstanding Options for New Options (which is generally referred to as the offer to exchange); (2) this letter; (3) the election form; and (4) the withdrawal form. Together, these are referred to as the offer documents. Please read the offer documents carefully so that you will understand the risks of participating before you make any decisions regarding the offer. This offer expires at 5:00 p.m., Pacific Time, on December 13, 2002.

     As described in the offer documents, we are making this offer to eligible employees who are residents of the United States. Non-employee members of our board of directors are not eligible to participate in the exchange offer.
Eligible employees will be able to elect to exchange eligible options for a smaller number of new options that will be granted in June of 2003. Eligible options elected for exchange will be cancelled on the business day after this offer expires, and we will issue promises to grant the new options conditioned on the participant's continued employment. If you elect to exchange your options but do not remain an employee on the day that we grant the new options, you will not receive any of the new options nor will you receive any compensation for the options you elected to have cancelled. The new options will be granted on the first business day that is at least six months and one day after the date on which we cancel the options elected to be exchanged. We expect to grant the new options on June 17, 2003, unless the cancellation of the options is delayed as a result of a postponement in the expiration of the offer.

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     Since we are not  granting  the new  options  until  June  17,  2003 at the earliest, we cannot predict the exercise price of the new options. It may be higher or lower than the exercise price of the options you exchanged, resulting in a loss of some of your stock option benefit. If you decide to participate in the offer, this is a risk that you take.

     The new option that we will grant to you will cover 0.9 of a share of our common stock for every share of our common stock covered by an option that you elect to exchange, rounded up to the nearest whole share.

     As a condition to the offer, if you elect to exchange any options, you must also elect to exchange all options granted to you on or after May 12, 2002.

     Each new option will be granted under either our 2000 Employee Stock Option Plan or our 2002 Nonstatutory Stock Option Plan. The board of directors, in its sole discretion, will determine under which of these two plans your new options will be granted. Each new option will also be subject to a new stock option agreement between you and the Company.

     Each new option will vest based on a new vesting schedule that will begin on the new option grant date. The new vesting schedule will be as follows:

     (i) for options that were fully vested at the time of their cancellation, 100% of the new options will vest on the one-year anniversary of the new option grant date; and

     (ii) for options that were not fully vested at the time of their cancellation, 50% of the new option will vest on the one-year anniversary of the new option grant date, and the remaining 50% will vest on the two-year anniversary of the new option grant date;

so that each new option will be fully vested on or before the second anniversary of the new option grant date, subject to your continued employment with us or one of our subsidiaries through each relevant vesting date.

     Participation is completely voluntary. Please review each of your stock option grants, as you may decide to accept or reject this offer as to each individual grant or you may decide not to participate at all. You may decide to exchange some of your grants, all of your grants or none of your grants. It is up to you. If you choose not to participate, you will retain your current options under their current terms and conditions. We recommend that you speak with your personal financial advisor to weigh the benefits and risks involved in participating in this offer.

     To participate in the offer, you must properly complete and sign the election form and fax (fax number: (408) 232-5910) or, upon prior arrangement, hand deliver it to Agnes Francisco before the offer expires at 5:00 p.m., Pacific Time, on December 13, 2002. If the offer period is extended, we will notify you of the new expiration date. If your election form has not been received by Agnes Francisco before the offer expires, you will have rejected this offer and you will keep your current options.

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

     Again, please take the time to carefully read the offer documents. This memo is an introduction to the offer, but does not detail all the terms and conditions that apply. As a result, it is very important that you read the remaining offer documents.

     If the offer documents do not contain all the information you need, please direct any questions to Paul Nolan, our CFO, at (408) 435-9600.

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